Filed by CF Finance Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

AEye to Present at Upcoming Investor and Industry Conferences

Dublin, Calif. and New York, NY – June 9, 2021 — AEye, Inc., (“AEye”) the global leader in active, high-performance LiDAR solutions, and CF Finance Acquisition Corp. III (Nasdaq: CFAC) (“CF III”), a special purpose acquisition company, today announced that AEye will be presenting at the following virtual investor and industry conferences.

The Information AV Summit

Date: June 9, 2021

Presentation Time: 3:50 PM ET / 12:50 PM PT

Conference Link: Click Here

Baird Global Consumer, Technology & Services Conference

Date: June 10, 2021

Presentation Time: 12:50 PM ET / 9:50 AM PT

Baird Autonomous Vehicle Video Webcasts

Date: June 15, 2021

Presentation Time: 11:00 AM ET / 8:00 AM PT

Reuters Car of the Future

Date: June 15, 2021

Presentation Time: 12:20 PM ET / 9:20 AM PT

Conference Link: Click Here

Deutsche Bank Global Auto Industry Conference

Date: June 16, 2021

Presentation Time: 12:00 PM ET / 9:00 AM PT

Webcast Link: Click Here

Credit Suisse Mobility Start-up Forum

Date: June 22, 2021

Available for Individual Meetings with Investors

AEye

A webcast for the Deutsche Bank event will also be accessible in the Investor Relations section of AEye’s website at https://www.aeye.ai/investor_relations/.

About AEye

AEye is the premier provider of high-performance, active LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s AI-enabled and software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state active LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

Important Information and Where to Find It

AEye and CF III have entered into a merger agreement in connection with a proposed business combination. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, CF III has filed a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Following effectiveness of the registration statement, the definitive proxy statement/ prospectus will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

AEye

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed business combination. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the proxy statement/prospectus on Form S-4 relating to the business combination, which is expected to be filed by CF III with the SEC, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.

Media Contact:

AEye, Inc.

Jennifer Deitsch

jennifer@aeye.ai

925-400-4366

Investors:

Financial Profiles, Inc.

Matt Keating

AEye@finprofiles.com

310-622-8230

John Brownell

AEye@finprofiles.com

310-622-8489